BARRAMUNDI CAPITAL LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

BARRAMUNDI CAPITAL LLC

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70812

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Barramundi Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

751 Park of Commerce Drive Suite 128

(No. and Street)

Boca Raton	**FL**	**33487**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	**347-853-6534**	**ronesto@idfund.co**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	**Huntingdon**	**PA**	**19006**
(Address)	(City)	(State)	(Zip Code)

09/18/2003		**169**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Deming _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barramundi Capital LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David H Deming (signature)_

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
Barramundi Capital LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Barramundi Capital LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2022.
Huntingdon Valley, Pennsylvania
March 26, 2026

Barramundi Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	37,085
Other receivable		41,279
Loan Receivable from affiliate		982,406
Due from affiliate		9,891
Property and Equipment - net		2,525
Security deposit		16,959
FINRA CRD		344
Prepaid expenses		11,747
Total assets	$	1,102,236

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		0
Members' equity		1,102,236
Total liabilities and member's equity	$	1,102,236

See Accompanying Notes to Financial Statements

2

Barramundi Capital, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2025

Revenues		
Private Placement Fees	$	3,658,044
Other Income		(1,250)
Total revenue		3,656,794
Expenses		
Rent	$	144,863
Fees paid to registered reps		214,440
Referral Fees		375,000
Payroll expense		1,656,613
Office Expense		27,462
Regulatory Fees		23,970
Computer and Technology expense		2,382
Legal and Professional Fees		442,408
Travel and Entertainment		9,919
Membership and Subscriptions		41,251
Bank Charges		2,520
Training expense		1,187
Depreciation		1,309
Interest expense		822
Total expenses		2,944,146
Net Income	$	712,648

See Accompanying Notes to Financial Statements

3

Barramundi Capital, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2025

Members' equity, beginning of year	$ 388,767
Capital Contributions	821
Net Income	712,648
Members' equity, end of year	$ 1,102,236

See Accompanying Notes to Financial Statements

Barramundi Capital, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2025

Cash flows used by operating activities		
Net Income	$	712,648
Depreciation		1,309
Non-cash capital contributions		821
Changes in operating assets and liabilities:		
Accounts Receivable		(32,279)
Prepaid expenses and other assets		8,845
Loans receivable		(663,874)
Due from affiliate		(9,891)
Accounts payable and accrued expenses		(49,807)
Net cash used by operating activities		(32,228)
Net Cash Decrease		(32,228)
Cash, beginning of year	$	69,313
Cash, end of year	$	37,085
Cash Paid for: Taxes		0
Interest		0

See Accompanying Notes to Financial Statements

5

Barramundi Capital LLC
Footnotes to Financial
Statements December 31,2025

1. **Organization and Summary of Significant Accounting Policies**

   Organization and Nature of Business Operations
   Barramundi Capital LLC (the "Company") was formed in September 2021 under the laws of the State of Delaware and was registered as a broker-dealer in March 2022 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Barramundi Capital LLC changed its name form Parker Street LLC in 2024. Barramundi Capital LLC is a wholly owned subsidiary of Parker Street Holdings LLC (the "Parent"). The Company's only business activity is acting as a placement agent in private placement of securities transactions.

   The Company is a Non-Covered Firm with the SEC since it does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073, the Company does not claim an exemption from SEA Rule 15c3-3.

   Basis of Presentation
   The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Accounts Receivable and Contract Balances
   Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. On a periodic basis, management evaluates its accounts receivable and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

   Revenue Recognition

   Significant Judgements
   Revenue includes fees from private placement activities. The recognition and measurement of the revenue is based on the assessment of individual terms of each transaction. Significant judgement is required to determine whether performance obligations are satisfied on a "best efforts" basis at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable compensation should be applied due to uncertain future events. The Company has only one performance obligation with its customers, which is the closing on a "best efforts" basis of the successful placement of a private security.

   Private Placements Fees
   The Company conducts placement transactions in sales of equity and securities (typically pooled investment vehicles) through private placements. Revenues from private placement transactions are recognized at the point in time that performance under the arrangement is completed upon the closing dates of the transactions for sale of securities or the contract is otherwise terminated. The Company believes that the closing dates of the contract are the appropriate point in time in which to recognize revenue for private placement transactions as there are no significant actions which the Company

needs to make subsequent to such date and the issuer of the private placements obtains access to and the benefit of capital markets offering at the time of the transaction closing.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with an issuer (i.e., unbilled receivable) and are de-recognized when it becomes a receivable or cash for payment is otherwise received.

Contract liabilities arise when the issuer remits contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are de-recognized when revenue associated with the contract is recognized at the time the performance obligation is satisfied.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore, the Company is not required to file income tax returns in the U.S. Federal jurisdiction or states.

2. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital level and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0 while conducting business. On December 31, 2025, the Company had net capital of $37,085 which exceeded required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1.

3. **Reconciliation of Contract Assets and Contract Liabilities**
The Company received 70% of its revenue from three major customers. The revenue is from

placement fee income.

The following table provides information about contract receivables and liabilities from contracts with customers:

	December 31, 2025
Accounts receivable	$0
Contract assets	$0
Contract liabilities	$0

7

Barramundi Capital LLC
Footnotes to Financial Statements
(continued) December 31, 2025

4. **Property and Equipment**

   Property and equipment - net at December 31, 2025, are summarized as follows:

Furniture and fixtures	$	10,480
Less accumulated depreciation	$	(7,955)
	$	2,525

   Depreciation expense amounted to $1,309 for the year ended December 31, 2025.

5. **Concentration of Credit Risk**

   The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on its cash balances.

6. **Expense Sharing Agreement**

   The Company had an expense sharing agreement with another entity in 2025. In accordance with such agreement, the Company pays for all direct expenses in relation to its business. The other entity pays shared expenses and invoices the Company each month for reimbursement. Total expenses reimbursed to this entity amounted to $2,008,126 for 2025.

7. **Commitments and Contingencies**

   The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

8. **Single Reportable Segment**

   The Company is engaged in a single line of business which consists of investment banking services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Barramundi Capital, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2025

Net capital, members' equity	$	1,102,236
Less nonallowable assets		
Other receivable		41,279
Loan Receivable from affiliate		982,406
Due from affiliate		9,891
Property and Equipment - net		2,525
Security deposit		16,959
FINRA CRD		344
Prepaid expenses		11,747
		1,065,151
Net Capital before haircuts on securities positions	$	37,085
Net Capital		37,085
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital	$	32,085
Aggregate indebtedness		0
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

Barramundi Capital LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31,2025
(Confidential)

Schedule II Computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The Company has not directly or indirectly held or otherwise owed funds or securities for or to customers, has not carried accounts of or for customers, and has not carried PAB accounts.

Schedule III Information relating to the possession or control requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The Company has not directly or indirectly held or otherwise owed funds or securities for or to customers, has not carried accounts of or for customers, and has not carried PAB accounts.



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Those Charged With Governance of
Barramundi Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Barramundi Capital LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

2. The Company is also filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings).

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to participating in distributions of securities (other than firm commitment underwritings) and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 26, 2026

ii

Barramundi Capital LLC

SEC Rule 15c3-3 Exemption Report

January 1, 2025 through December 31, 2025

Barramunid Capital LLC (the "Company") is a registered broker-dealer subject to SEC Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below .

Barramundi Securities LLC

I, David Deming, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President